UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Karol A. Foss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,380,531
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,380,531
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentage is calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13G	Page 3 of 4 Pages

ITEM 1.
(a) Name of Issuer:  Credit Acceptance Corporation

(b) Address of Issuer’s Principal Executive Offices: 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

ITEM 2.
(a) Name of Person Filing: Karol A. Foss

(b) Address of Principal Business Office, or if None, Residence: 3316 Casey Key Rd., Nokomis, Florida 34275-3325

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 225310 10 1

ITEM 3.

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

This statement on Schedule 13G Amendment No. 1 is being filed by Karol A. Foss (the "Reporting Person") with respect to 1,380,531 shares of Common Stock (the "Common Stock"), of the Issuer owned of record by Karol A. Foss, as Settlor and Trustee under the July 26, 2005 Amendment and Fifth Restatement of Declaration and Agreement of Trust for the Karol A. Foss Revocable Trust dated January 16, 1981, as amended on September 8, 2009.

(b) Percent of class: 6.7% calculated based upon total outstanding shares of 20,597,411 as of February 5, 2015, based upon written confirmation received from the Issuer.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,380,531

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of: 1,380,531

(iv) Shared power to dispose or to direct the disposition of

CUSIP No. 225310 10 1	SCHEDULE 13G	Page 4 of 4 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
(Date)

/s/ Karol A. Foss
(Signature)

Karol A. Foss
(Name/Title)